EXHIBIT 12.1



               NORFOLK SOUTHERN CORPORATION AND SUBSIDIARIES
             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (Millions of Dollars)

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

                           Nine months ended
                             September 30               Year ended December 31
                           ------------------   ------------------------------------------
                              1998     1997     1997     1996     1995     1994     1993

EARNINGS

Income from continuing
  operations before
  income taxes as
  reported                  $   644   $   708  $   998  $  1,166  $  1,089  $  1,028  $  952
Add:
  Total interest
    expenses (as
    detailed below)             511       352      530       182       173       156     158
  Amortization of
    capitalized
    interest                      3         2        3         3         2         2       1
  Income (loss) of
    partially owned
    entities (1)                119        68      113         1       --          1      (3)
  Subsidiaries'
    preferred dividend
    requirement                   2         2        2         2        3          3       3
                             ------   -------   ------   -------   ------   --------   -----

      Income before
        income
        taxes, as
        adjusted            $ 1,279   $ 1,132  $ 1,646  $  1,354  $ 1,267   $  1,190  $1,111
                            =======   =======  =======  ========  =======   ========  ======

FIXED CHARGES

Interest expense on debt    $   384   $   256  $   385  $   116   $   113   $    101  $   98
Other interest expense           16        23       32       36        31         30      38
Calculated interest
  portion of rent
  expense                        22        22       30       30        29         25      22
NS' share of Contrail
  interest                       89        51       83       --        --        --       --
                             ------   -------   ------   ------   -------   -------   ------
      Total interest
        expenses                511       352      530      182       173        156     158

Capitalized interest             17        11       17       12        14         18      22
Subsidiaries' preferred
  dividend requirement
  on a pretax basis               3         3        4        4         4          4        4
                             ------   -------   ------   ------   -------   --------  ------
      Total fixed
        charges             $   531   $  366   $  551   $   198   $  191    $    178  $   184
                             ======   ======   ======   =======   ======    ========  =======

RATIO OF EARNINGS TO           2.41     3.09     2.99      6.84     6.63        6.69     6.04
  FIXED CHARGES

(1) Includes: (a) the distributed income of 20%-49% owned entities, net of equity recorded in undistributed income and the minority income of consolidated entities which have fixed charges; and (b) NS' share of Conrail's income before income taxes, net of equity in earnings of Conrail included in NS' income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense on an annual basis related to $7.8 million of debt guaranteed for a less than 50% owned entity.
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